SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Micromet, Inc.

(Name of Issuer)

Common Stock, par value $0.00004 per share

(Title of Class of Securities)

59509C105

(CUSIP Number)

Amgen Inc.

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Francis J. Aquila, Esq.

Eric M. Krautheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

January 25, 2012

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

Schedule 13D

CUSIP No. 59509C105

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Amgen Inc. 95-3540776
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,986,468 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,468(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the common stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 92,375,454 shares of common stock issued and outstanding as of January 25, 2012 as provided by the Issuer, and 5,944,916 shares of common stock underlying certain options and warrants to acquire common stock of the Issuer that are subject to the Tender and Support Agreements as provided by the Supporting Stockholders (defined below).

Schedule 13D

CUSIP No. 59509C105

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Armstrong Acquisition Corp. 45-4425345
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,986,468 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,468(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the common stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 92,375,454 shares of common stock issued and outstanding as of January 25, 2012 as provided by the Issuer, and 5,944,916 shares of common stock underlying certain options and warrants to acquire common stock of the Issuer that are subject to the Tender and Support Agreements as provided by the Supporting Stockholders (defined below).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.00004 per share, of Micromet, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 9201 Corporate Boulevard, Suite 400, Rockville, Maryland 20850. The telephone number of Issuer is (240) 752-1420.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by Armstrong Acquisition Corp. (“Purchaser”), a Delaware corporation wholly owned by Amgen Inc., and Amgen Inc. (“Parent”), a Delaware corporation.

Parent’s principal executive offices are located at One Amgen Center Drive, Thousand Oaks, California 91320-1799. The telephone number of Parent is (805) 447-1000. Parent is the world’s largest independent biotechnology company that discovers, develops, manufactures, and delivers medicines for grievous illnesses, focusing solely on human therapeutics and concentrating on innovating novel medicines based on advances in cellular and molecular biology.

Purchaser’s principal offices are located at One Amgen Center Drive, Thousand Oaks, California 91320-1799. The telephone number of Purchaser is (805) 447-1000. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.

Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Parent and Purchaser are set forth on Schedule A and Schedule B, respectively. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among Parent, Purchaser and the directors and executive officers of Issuer and certain of their affiliated funds (the “Supporting Stockholders”). Neither Reporting Person paid any amount to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreements and as a result no funds were used for such purpose.

The total amount of funds required by Purchaser to consummate the Offer (defined below), described in Item 4 of this Schedule 13D (the terms of which Item are hereby incorporated by reference), and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $1.16 billion, plus related fees and expenses. Parent has access to, and will provide Purchaser with, sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for Purchaser’s acquisition of the remaining Shares in the Merger.

Item 4.	Purpose of the Transaction

Parent and Purchaser entered into an Agreement and Plan of Merger, dated as of January 25, 2012, with Issuer (the “Merger Agreement”). Issuer has represented to Parent that Issuer’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Issuer and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (iii) resolved to recommend that the stockholders of Issuer accept the Offer and tender their shares to Purchaser pursuant to the Offer, and, to the extent required under applicable law, adopt the Merger Agreement.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Parent has commenced a tender offer (the “Offer”) for all of Issuer’s outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred share purchase rights, the “Shares”), at a purchase price of $11.00 per Share, net to the seller, in cash, without interest, less any applicable withholding taxes. The obligation of the Reporting Persons to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the expiration date of the Offer that number of Shares that, when added to the Shares then beneficially owned by Parent and its subsidiaries, would represent one Share more than one-half (1/2) of the total number of the then outstanding Shares on a fully diluted basis (which total number is the number of Shares then issued and outstanding plus the number of Shares which Issuer would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (other than the top-up option held by the Reporting Persons and described in the Merger Agreement) regardless of whether or not then vested). The consummation of the Offer is also subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions. The Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”), and as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger under applicable law) will be converted into the right to receive the Offer Price (as defined in the Merger Agreement), without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Issuer or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Concurrently with entering into the Merger Agreement, Purchaser and Parent entered into Tender and Support Agreements with the Supporting Stockholders. Based upon information provided by the Supporting Stockholders and Issuer, excluding options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, the Supporting Stockholders beneficially owned, in the aggregate, 7,041,552 Shares (or 7.6% of all outstanding Shares) as of January 25, 2012. Including options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, the Supporting Stockholders beneficially owned, in the aggregate, 12,986,468 Shares (or 13.2% of all outstanding Shares after giving effect to the exercise of such options and warrants) as of January 25, 2012.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but no later than ten business days following commencement of the Offer. If such Supporting Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, such Supporting Stockholder has agreed to tender (or cause to be tendered) the Subject Shares within two business days following the receipt of such documents or instruments, but in any event prior to the initial Expiration Date.

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) such Supporting Stockholder’s Subject Shares (A) in favor of (i) the Merger, the execution and delivery by Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (ii) each of the other transactions contemplated by the Merger Agreement; (B) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Issuer in the Merger Agreement; and (C) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement); (ii) any amendment to Issuer’s certificate of incorporation or bylaws; (iii) any material change in the capitalization of Issuer or Issuer’s corporate structure; and (iv) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, the Tender and Support Agreement or any of the other transactions contemplated by the Merger Agreement.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder has delivered to Parent a proxy whereby it agreed, during the Support Period, to appoint and constitute Parent and any designee of Parent, and each of them, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Issuer owned of record by the Supporting Stockholder as of the date of the proxy, which shares are specified on the final page of the proxy, and (ii) any and all other shares of capital stock of Issuer which the Supporting Stockholder may acquire on or after the date of the proxy.

Each Supporting Stockholder agreed pursuant to its Tender and Support Agreement that it will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares that is inconsistent with its Tender and Support Agreement or otherwise taken any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under its Tender and Support Agreement or any of the actions contemplated thereby.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreement shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Tender and Support Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the form of Tender and Support Agreement furnished herewith as Exhibits 1 and 2, respectively, which are incorporated herein by reference. The Merger Agreement has been attached to provide the readers of this Schedule 13D with information regarding its terms. Factual disclosures about the Reporting Persons and Issuer or any of their respective affiliates contained in this Schedule 13D or in their respective public reports filed with the U.S. Securities and Exchange Commission (“SEC”), as applicable, may supplement, update or modify the factual disclosures about the Reporting Persons and Issuer or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by the Reporting Persons and Issuer were qualified and subject to important limitations agreed to by the Reporting Persons and Issuer in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Reporting Persons’ or Issuer’s respective public reports filed with the SEC.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, Issuer while allowing Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is consummated, Purchaser will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Issuer’s board of directors that is equal to the product of (a) the total number of directors on the Issuer’s board of directors (after giving effect to the directors elected or designated by Purchaser) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by the Reporting Persons and any of their affiliates bears to the total number of Shares then outstanding.

After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be identical to Purchaser’s certificate of incorporation as in effect immediately prior to the Effective Time, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to Purchaser’s bylaws as in effect immediately prior to the Effective Time and (iii) the directors and officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals who are designated as Purchaser’s directors and officers immediately prior to the Effective Time.

Following the Merger, the Shares will no longer be traded on The NASDAQ Stock Market, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Tender and Support Agreements, the Reporting Persons do not beneficially own any Shares.

As a result of the Tender and Support Agreements, each Reporting Person may be deemed to have the power to vote up to 12,986,468 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 12,986,468 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 13.2% of the issued and outstanding Shares as of January 25, 2012 (after giving effect to the exercise of options and warrants to purchase 5,944,916 Shares held by the Supporting Stockholders that are exercisable within 60 days of January 25, 2012).

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 of the Exchange Act.

Except as set forth in this Item 5(a), neither Reporting Person and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has effected any transactions in the class of securities reported during the past 60 days.

(d)

Except upon and following the consummation of the Offer, neither Reporting Person has and, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any person listed on Schedule A or Schedule B, or between any such person and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger, dated as of January 25, 2012, by and among, Amgen Inc., Armstrong Acquisition Corp., and Micromet, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 26, 2012).

Exhibit 2	Form of Tender and Support Agreement, dated January 25, 2012, by and among Amgen Inc., Armstrong Acquisition Corp. and certain stockholders of Micromet, Inc. (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 26, 2012).

Exhibit 3	Joint Filing Agreement, dated February 3, 2012, by and between Amgen Inc. and Armstrong Acquisition Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 3, 2012

AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary

ARMSTRONG ACQUISITION CORP.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF AMGEN INC.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Amgen Inc., a Delaware corporation (“Parent”). The business address of each director and executive officer of Parent is One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each director and executive officer of Parent is a citizen of the United States of America, except for François de Carbonnel, who is a citizen of Switzerland, and Jonathan M. Peacock, who is a citizen of the United Kingdom.

During the past five years, to the best of Parent’s knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History	Director Since
David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology (Academia) 2006 – Present Director, Amgen Inc. (Biotechnology) 1999 – Present Founder and Chairman of the Board of Directors, Calimmune, Inc. (Healthcare) 2008 – Present Director, Regulus Therapeutics Inc. (Biopharmaceuticals) 2008 – Present Director, Immune Design Corp. (Biotechnology) 2008 – Present	1999

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, BB Biotech AG (Investment Company) 2004 – March 2011 Director, MedImmune, Inc. (Biotechnology) 2003 – 2007

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC (Financial Services) 1999 – Present Director, Amgen Inc. (Biotechnology) 2002 – Present Director, RealD Inc. (Technology) 2010 – Present Director, Cablevision Systems Corp. (Telecommunications, Media and Entertainment) 2005 – Present Director, Seagate Technology (Technology) 2005 – Present Director, Hasbro, Inc. (Toys and Games) 1999 – Present Director, Yahoo! Inc. (Internet Services) 2008 – 2010	2002

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, Harrahs Entertainment, Inc. (Gaming) 2002 – 2008 Director, The Bank of New York Mellon Corporation (Financial Services) 1995 – 2008

Robert A. Bradway	President and Chief Operating Officer, Amgen Inc. (Biotechnology) May 2010 – Present Executive Vice President and Chief Financial Officer, Amgen Inc. (Biotechnology) April 2007 – May 2010 Vice President, Operations Strategy, Amgen Inc. (Biotechnology) 2006 – April 2007 Director, Amgen Inc. (Biotechnology) 2011 – Present Director, Norfolk Southern Corporation (Transportation) 2011 – Present	2011

François de Carbonnel	Director, Amgen Inc. (Biotechnology) 2008 – Present Director, Mazars Group (Financial Services) 2011 – Present	2008

Name	Present Principal Occupation or Employment and Employment History	Director Since

Director,

Quilvest S.A.

(Financial Services)

2006 – Present

Director,

Pages Jaunes S.A.

(Publishing)

2004 – Present

Director,

Ecofin Funds

(Financial Services)

2004 – Present

Director,

Thomson S.A.

(Media)

2007 – 2010

Vance D. Coffman	Director, Amgen Inc. (Biotechnology) 2007 – Present Director, Deere & Company (Farm and Construction Machinery) 2004 – Present Director, 3M Company (Consumer Products) 2002 – Present Director, Bristol-Myers Squibb Company (Pharmaceuticals) 1998 – 2007	2007

Name	Present Principal Occupation or Employment and Employment History	Director Since
Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University (Academia) September 2011 – Present Research Associate, National Bureau of Academic Research (Research) 1995 – Present Senator John Heinz Professor of Environmental Management, Harvard Business School (Academia) July 2009 – September 2011 Eastman Kodak LFM Professor of Management, Massachusetts Institute of Technology (Academia) 1999 – July 2009 Director, Amgen Inc. (Biotechnology) 2009 – Present Director, IDEXX Laboratories, Inc. (Technology) 2003 – Present Director, Ember Corporation (Technology) 2001 – 2009	2009

Frank C. Herringer	Director, Amgen Inc. (Biotechnology) 2004 – Present	2004

Name	Present Principal Occupation or Employment and Employment History	Director Since

Director,

Safeway Inc.

(Retail)

2008 – Present

Director,

Cardax Pharmaceuticals, Inc.

(Biotechnology)

2007 – Present

Director,

Aegon US Holding Corporation

(Insurance)

1999 – Present

Director,

The Charles Schwab Corporation

(Financial Services)

1996 – Present

Chairman of the Board,

Transamerica Corporation

(Financial Services)

1995 – Present

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health and Director of the Center for Computational Medicine and Bioinformatics, University of Michigan (Academia) 1997 – Present Affiliate Faculty Member, Institute for Systems Biology (Research) 2009 – Present Director, Amgen Inc. (Biotechnology) 1987 – Present	1987

Name	Present Principal Occupation or Employment and Employment History	Director Since

Member, Scientific Advisory Board,

Galectin Therapeutics Inc.

(Pharmaceuticals)

2009 – Present

Director and Member, Scientific Advisory Board,

Armune BioSciences, Inc.

(Diagnostics)

2008 – Present

Member, Scientific Advisory Board,

Compendia Biosciences Inc.

(Biotechnology)

2007 – Present

Member, Scientific Advisory Board,

Innocentive Innovation Inc.

(Information Technology)

2006 – Present

Member, Scientific Advisory Board,

Motorola, Inc.

(Electronics)

1998 – 2010

Director,

Rohm & Hass Co.

(Chemicals)

1987 – 2009

Director,

OccuLogix, Inc.

(Medical Services)

2005 – 2008

Judith C. Pelham	President Emeritus, Trinity Health (Healthcare) 2004 – Present Director, Amgen Inc. (Biotechnology) 1995 – Present	1995

	Director, Zoll Medical Corporation (Medical Products) 2011 – Present

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, Eclipsys Corporation (Information Technology) 2009 – 2010

J. Paul Reason, USN (Retired)	Director, Amgen Inc. (Biotechnology) 2001 – Present	2001

	Director, Norfolk Southern Corporation (Transportation) 2002 – Present Director, Todd Shipyards Corporation (Shipbuilding) 2007 – 2011

Leonard D. Schaeffer	Senior Advisor, TPG Capital (Investment Management) 2006 – Present Partner, North Bristol Partners LLC (Consulting) 2006 – Present Director, Amgen Inc. (Biotechnology) 2004 – Present Director, Quintiles Transnational Corp. (Clinical Research and Consulting) 2008 – Present Chairman of the Board, Surgical Care Affiliates, LLC (Healthcare) 2007 – 2011 Director, Allergan, Inc. (Pharmaceuticals) 1993 – 2011	2004

Name	Present Principal Occupation or Employment and Employment History	Director Since
Kevin W. Sharer	Chief Executive Officer, Amgen Inc. (Biotechnology) 2000 – Present Chairman of the Board of Directors, Amgen Inc. (Biotechnology) 2001 – Present President, Amgen Inc. (Biotechnology) 2000 – 2010 Director, Chevron Corporation (Integrated Oil) 2007 – Present Director, Northrop Grumman Corporation (Defense) 2003 – Present Director, 3M Company (Consumer Products) 2001 – 2007	1992

Ronald D. Sugar	Senior Advisor, Northrop Grumman Corporation (Defense) 2010 – Present Senior Advisor, Ares Management LLC (Financial Services) 2010 – Present Chairman of the Board of Directors and Chief Executive Officer, Northrop Grumman Corporation (Defense) 2003 – 2009 Director, Amgen Inc. (Biotechnology) 2010 – Present	2010

Name	Present Principal Occupation or Employment and Employment History	Director Since
Director, Apple Inc. (Electronics) 2010 – Present Director, Air Lease Corporation (Aircraft Leasing) 2010 – Present Director, Chevron Corporation (Integrated Oil) 2005 – Present

David W. Beier

Senior Vice President, Global Government and

Corporate Affairs,

Amgen Inc.

(Biotechnology)

2008 – Present

Senior Vice President, Global Government Affairs,

Amgen Inc.

(Biotechnology)

2003 – 2008

Director,

ARYx Therapeutics, Inc.

(Pharmaceuticals)

2008 – 2011

Not applicable (executive)

Fabrizio Bonanni	Executive Vice President, Operations, Amgen Inc. (Biotechnology) August 2007 – Present Senior Vice President, Manufacturing, Amgen Inc. (Biotechnology) 2004 – August 2007	Not applicable (executive)

Anthony C. Hooper

Executive Vice President, Global Commercial Operations,

Amgen Inc.

(Biotechnology)

October 2011 – Present

Senior Vice President, Commercial Operations and

President, U.S., Japan and Intercontinental,

Bristol-Myers Squibb Company

(Pharmaceuticals)

March 2010 – October 2011

Not applicable (executive)

Name	Present Principal Occupation or Employment and Employment History	Director Since

President, Americas,

Bristol-Myers Squibb Company

(Pharmaceuticals)

January 2009 – March 2010

President, U.S. Pharmaceuticals, Worldwide Pharmaceuticals Group,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2004 – January 2009

Brian M. McNamee	Senior Vice President, Human Resources, Amgen Inc. (Biotechnology) 2001– Present	Not applicable (executive)

Jonathan M. Peacock

Executive Vice President and Chief Financial

Officer,

Amgen Inc.

(Biotechnology)

September 2010 – Present

Chief Financial and Administration Officer,

Novartis Pharmaceuticals AG

(Healthcare)

2005 – September 2010

Not applicable (executive)

Roger M. Perlmutter	Executive Vice President, Research and Development, Amgen Inc. (Biotechnology) 2001 – Present Director, StemCells, Inc. (Biotechnology) 2000 – Present	Not applicable (executive)

Anna S. Richo	Senior Vice President and Chief Compliance Officer, Amgen Inc. (Biotechnology) June 2008 – Present Vice President, Law, Amgen Inc. (Biotechnology) 2003 – June 2008	Not applicable (executive)

Name	Present Principal Occupation or Employment and Employment History	Director Since
David J. Scott	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present	Not applicable (executive)

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ARMSTRONG ACQUISITION CORP.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”). The business address of each director and executive officer of Purchaser is One Amgen Center Drive, Thousand Oaks, California 91320-1799. David J. Scott is a citizen of the United States of America and Jonathan M. Peacock is a citizen of the United Kingdom.

During the past five years, to the best of Purchaser’s knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or Purchaser from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment and Employment History	Director Since

Jonathan M. Peacock President, Chief Executive Officer and Director

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

September 2010 – Present

Chief Financial and Administration Officer,

Novartis Pharmaceuticals AG

(Healthcare)

2005 – September 2010

January 2012

David J. Scott Senior Vice President, General Counsel and Secretary and Director	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present	January 2012